Exhibit 99.1

Orrick, Herrington & Sutcliffe LLP

51 WEST 52ND STREET

NEW YORK, NEW YORK 10019-6142

November 29, 2016

Credit Suisse AG
Paradeplatz 8
CH 8001 Zurich, Switzerland

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of each pricing supplement or term sheet, as applicable, identified in Exhibit A attached hereto (each, a “Pricing Supplement”), to the underlying supplement and product supplement referenced therein, if applicable, to the prospectus supplement dated May 4, 2015 for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated May 4, 2015 contained in the Company’s Registration Statement (No. 333-202913) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material U.S. Federal Income Tax Considerations” in each Pricing Supplement and “Material United States Federal Income Tax Considerations” or “Material U.S. Federal Income Tax Considerations”, as applicable, in each related product supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to each Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us in each Pricing Supplement and related product supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,

/s/ Orrick, Herrington & Sutcliffe LLP

Exhibit A

Title of Securities	Date of Pricing Supplement	Pricing Supplement No.
Knock-Out Notes due February 28, 2018	November 23, 2016	J646
Buffered Accelerated Return Equity Securities due November 28, 2018	November 23, 2016	K742
Buffered Accelerated Return Equity Securities due November 28, 2018	November 23, 2016	K745
Buffered Accelerated Return Equity Securities due January 26, 2018	November 23, 2016	K747
Absolute Return Digital Barrier Securities due November 29, 2021	November 23, 2016	T897
Digital Plus Barrier Notes due November 29, 2021	November 23, 2016	T900
Autocallable Securities due November 30, 2020	November 23, 2016	T906
7.25% per annum Contingent Coupon Autocallable Yield Notes due February 28, 2018	November 23, 2016	U1779
5.00% per annum Contingent Coupon Autocallable Yield Notes due February 28, 2018	November 23, 2016	U1781

10.50% per annum Contingent Coupon Callable Yield Notes due November 29, 2019	November 23, 2016	U1783
6.50% per annum Contingent Coupon Callable Yield Notes due November 29, 2021	November 23, 2016	U1785
Step-Up Contingent Coupon Callable Yield Notes due November 30, 2026	November 23, 2016	U1790
9.50% per annum Autocallable Yield Notes due November 29, 2017	November 23, 2016	U1796
7.00% per annum Contingent Coupon Autocallable Yield Notes due November 29, 2019	November 23, 2016	U1797
8.00% per annum Contingent Coupon Autocallable Yield Notes due November 29, 2021	November 23, 2016	U1799
Fixed to Contingent Coupon Callable Yield Notes due November 30, 2026	November 23, 2016	U1800
Trigger Callable Contingent Yield Notes (daily coupon observation)	November 21, 2016	U1826